Exhibit 99.1

Report of Independent Auditors

To the Board of Directors of Minera Santa Cruz S.A.:

We have audited the accompanying financial statements of Minera Santa Cruz S.A. which comprise the statements of financial position as of December 31, 2013 and 2012 and as of January 1, 2012, and the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minera Santa Cruz S.A. as of December 31, 2013 and 2012 and as of January 1, 2012, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

City of Buenos Aires, Argentina

June 30, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
/S/ ENRIQUE GROTZ

Minera Santa Cruz S.A.

Statement of profit or loss and other comprehensive income

For the year ended 31 December 2013

	Notes	2013 US$000	2012 US$000

Revenue	3	240,722	310,382
Cost of sales	4	(169,911)	(149,911)
Gross profit		70,811	160,471
Administrative expenses	5	(9,130)	(10,786)
Exploration expenses	6	(2,695)	(6,582)
Selling expenses	7	(25,900)	(33,457)
Other income	9	1,680	2,647
Other expenses	9	(8,553)	(4,300)
Impairment and write-off of assets, net	11-12-13	(42,658)	—
(Loss)/profit before net finance income/(costs), foreign exchange loss and income tax		(16,445)	107,993
Finance income	10	1,266	156
Finance costs	10	(5,454)	(3,070)
Foreign exchange loss		(3,267)	(659)
(Loss)/profit from before income tax		(23,900)	104,420
Income tax (expense)	22	(1,088)	(38,019)
(Loss)/profit for the year		(24,988)	66,401
Total comprehensive (loss)/ income for the year		(24,988)	66,401

Minera Santa Cruz S.A.

Statement of financial position

As at 31 December 2013

	Notes	As at 31 December 2013 US$000	As at 31 December 2012 US$000	As at 1 January 2012 US$000
ASSETS
Non-current assets		225,956	259,335	239,411
Property, plant and equipment	11	193,304	223,315	205,895
Evaluation and exploration assets	12	11,241	14,316	10,066
Intangible assets	13	12,073	15,226	16,680
Trade and other receivables	14	9,338	6,478	6,770

Current assets		123,332	126,861	132,758
Inventories	15	31,075	30,474	26,543
Trade and other receivables	14	64,154	72,728	53,938
Other financial assets	16	—	149	—
Cash and cash equivalents	17	28,103	23,510	52,277

Total assets		349,288	386,196	372,169
EQUITY AND LIABILITIES
Capital and reserves		210,163	244,753	204,631
Equity share capital	21	110,132	110,132	110,132
Other reserves		127,023	68,080	4,661
Retained earnings		(26,992)	66,541	89,838

Non-current liabilities		72,445	75,054	63,106
Trade and other payables	18	127	—	—
Provisions	20	22,065	17,880	12,478
Deferred income tax liabilities	22	50,253	57,174	50,628

Current liabilities		66,680	66,389	104,432
Trade and other payables	18	41,224	62,151	61,771
Other financial liabilities	16	1,334	3,427	4,161
Borrowings	19	24,122	—	38,500
Provisions	20	—	811	—

Total liabilities		139,125	141,443	167,538
Total equity and liabilities		349,288	386,196	372,169

Minera Santa Cruz S.A.

Statement of cash flows

For the year ended 31 December 2013

		Year ended 31 December
	Notes	2013 US$000	2012 US$000
Cash flows from operating activities
(Loss)/profit for the year		(24,988)	66,401
Deferred income tax		(6,921)	6,546
Current income tax		8,009	31,473
Non-cash adjustment to reconcile (loss)/ profit for the year to net cash flows
Depreciation and impairment of property, plant and equipment	11	91,685	53,802
Amortization and impairment of evaluation and exploration and intangible assets	12-13	5,043	1,530
Disposal of property, plant and equipment	11	524	528
Provision of contingencies		642	601
Supplies obsolescence	9	1,488	3,051
Interest		353	—
Export refunds	9	(1,575)	(2,391)
Valued Added Tax (VAT) write-off	9	2,203	—
Discount of assets		1,044	607
Working capital adjustments
Decrease/(Increase) in trade and other receivables		4,191	(16,863)
(Increase) in inventories		(2,089)	(6,982)
(Decrase) in trade and other payables		(17,374)	(14,407)
(Decrease) in financial liabilities		(2,093)	(734)
Increase in other payables		2,722	5,609
Income tax payments		(16,192)	(1,802)
Net cash flows generated from operating activities		46,672	126,969
Investing activities		—	—
Purchase of property, plant and equipment, evaluation ans exploration and intangible assets	11-12-13	(61,001)	(76,072)
Net cash flows used in investing activities		(61,001)	(76,072)
Financing activities
Increase/(decrease) of borrowings		23,769	(38,500)
Dividends paid		(4,847)	(41,164)
Net cash flows generated/(used) in financing activities		18,922	(79,664)
Net increase/decrease in cash and cash equivalents during the year		4,593	(28,767)
Cash and cash equivalents at beginning of year		23,510	52,277
Cash and cash equivalents at end of year	17	28,103	23,510

Minera Santa Cruz S.A.

Statement of changes in equity

For the year ended 31 December 2013

	Notes	Equity share capital US$000	Legal reserve US$000	Other reserves US$000	Currency translation adjustment US$000	Total Other reserves US$000	Retained earnings US$000	Total equity US$000

Balance at 1 January 2012		110,132	1,976	—	2,685	4,661	89,838	204,631
Dividends	23	—	—	—	—		(26,279)	(26,279)
Legal reserve		—	4,530	—	—	4,530	(4,530)	—
Other reserves		—	—	58,889	—	58,889	(58,889)	—
Profit for the year		—	—	—	—	—	66,401	66,401
Balance at 31 December 2012		110,132	6,506	58,889	2,685	68,080	66,541	244,753
Dividends	23	—	—	(9,602)	—	(9,602)	—	—
Legal reserve		—	3,427	—	—	3,427	(3,427)	—
Other reserves		—	—	65,118	—	65,118	(65,118)	—
Lossfor the year		—	—	—	—	—	(24,988)	(24,988)
Balance at 31 December 2013		110,132	9,933	114,005	2,685	127,023	(26,992)	210,163

Minera Santa Cruz S.A.

Notes to the financial statements

For the year ended 31 December 2013

1.              Company information

Minera Santa Cruz S.A. (the “Company” or “MSC”) was incorporated in 2001. The Company is a limited company incorporated and domiciled in Sargento Cabral 124, Comodoro Rivadavia, Chubut, Argentina.

The Company’s principal business is the mining, processing and sale of silver and gold.  Information on the parent is presented in Note 24.

For management purposes, the Company is organized into one business unit; therefore there is only one reporting segment according to IFRS 8, ‘Operating Segments’.

The financial statements of Minera Santa Cruz S.A. for the year ended 31 December 2013 were authorised for issue in accordance with a resolution of the directors on 30 June 2014.

2.              Significant accounting policies

2.1       Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standars Board (IASB).

The Company prepares its statutory financial statements in accordance with generally accepted accounting principles in effect in Argentina (“Argentine GAAP”). These financial statements for the year ended 31 December 2013 are the first the Company has prepared in accordance with IFRS. Refer to note 2.3 for information on Company´s adoption of IFRS.

The basis of preparation and accounting policies used in preparing the financial statements as of 31 December 2013 and 2012 and 1 January 2012 and for the years ended 31 December 2013 and 2012 are set out below. The financial statements have been prepared on a historical cost basis, except for derivate financial instruments which have been measured at fair value.

The functional currency for the Company is determined by the currency of the primary economic environment in which it operates. The Company’s financial information is presented in US dollars, which is the Company’s functional currency. All monetary amounts are rounded to the nearest thousand ($000) except when otherwise indicated.

Transactions denominated in currencies other than the functional currency of the entity are initially recorded in the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rate prevailing at the statement of financial position date. Exchange gains and losses on settlement of foreign currency transactions which are translated at the rate prevailing at the date of the transactions, or on the translation of monetary assets and liabilities which are translated at period-end exchange rates, are recorded in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to the functional currency at the foreign exchange rate prevailing at the date of the transaction.

a)             Revenue recognition

The Company is involved in the production and sale of gold and silver from dore and concentrate containing both gold and silver. Concentrate and dore bars are sold directly to customers.

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue associated with the sale of gold and silver dore and concentrate is recognised in the income statement when all significant risks and rewards of ownership are transferred to the customer, generally at the point when title has passed to the customer. Revenue excludes any applicable sales taxes.

The revenue is subject to adjustment based on customer inspection. Revenue is initially recognised on a provisional basis using the Company’s best estimate of contained gold and silver. Any subsequent adjustments to the initial estimate of metal content are recorded in revenue once they have been determined.

In addition, certain sales are ‘provisionally priced’ where the selling price is subject to final adjustment at the end of a period, normally ranging from 15 to 90 days after the start of the delivery process to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is initially recognised when the conditions set out above have been met, using market prices at that date. The price exposure is considered to be an embedded derivative and hence separated from the sales contract at each reporting date. The provisionally priced metal is revalued based on the forward selling price for the quotational period stipulated in the contract until the quotational period ends. The selling price of gold and silver can be measured reliably as these metals are actively traded on international exchanges. The revaluation of provisionally priced contracts is recorded as an adjustment to ‘revenue’.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

b)             Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items charged or credited directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Judgement is required in determining whether deferred tax assets are recognised on the statement of financial position. Deferred tax assets, including those arising from unutilised tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilise recognised deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realise the net deferred tax assets recorded at the statement of financial position date could be impacted.

c)              Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost comprises its purchase price and directly attributable costs of acquisition or construction required to bring the asset to the condition necessary for the asset to be capable of operating in the manner intended by management. Economical and physical conditions of assets have not changed substantially over this period.

The cost less residual value of each item of property, plant and equipment is depreciated over its useful life. Each item’s estimated useful life has been assessed with regard to both its own physical life limitations and the present assessment of economically recoverable reserves and resources of the mine property at which the item is located. Estimates of remaining useful lives are made on a regular basis for all mine buildings, machinery and equipment, with annual reassessments for major items. Depreciation is charged to cost of sales on a units of production (UOP) basis for mine buildings and installations and plant and equipment used in the mining production process, or charged directly to the income statement over the estimated useful life of the individual asset on a straight-line basis when not related to the mining production process. Changes in estimates, which mainly affect units of production calculations, are accounted for prospectively. Depreciation commences when assets are available for use. Land is not depreciated.

An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within other income/expenses, in the income statement.

The expected useful lives under the straight-line method are as follows:

Years
Buildings	3 to 33
Plant and equipment	5 to 10
Vehicles	5

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Borrowing costs directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to be ready for its intended use are capitalised as part of the cost of the asset. All other borrowing costs are expensed where incurred. The Company capitalises borrowing costs for those assets where construction commenced on or after 1 January 2009 and continues to expense borrowing costs related to construction projects that commenced prior to 1 January 2009. For borrowings associated with a specific asset, the actual rate on that borrowing is used. Otherwise, a weighted average cost of borrowing is used. The Company capitalises the borrowing costs related to qualifying assets considering that the substantial period of time to be ready is six or more months.

Mining properties and development costs

Purchased mining properties are recognised as assets at their cost of acquisition. Costs associated with developments of mining properties are capitalised.

Mine development costs are, upon commencement of commercial production, depreciated using the units of production method based on the estimated economically recoverable reserves and resources to which they relate.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as part of the cost of inventory or expensed, except for costs which qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development.

Construction in progress and capital advances

Assets in the course of construction are capitalised as a separate component of property, plant and equipment. On completion, the cost of construction is transferred to the appropriate category. Construction in progress is not depreciated.

Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment is capitalised separately with the carrying amount of the component being written-off. Other subsequent expenditure is capitalised if future economic benefits will arise from the expenditure. All other expenditure including repairs and maintenance expenditures are recognised in the income statement as incurred.

d)             Evaluation and exploration assets

Evaluation and exploration expenses are capitalised when the future economic benefit of the project can reasonably be regarded as assured.

Exploration and evaluation costs are capitalised as assets from the date that the Board authorises management to conduct a feasibility study.

Expenditure is transferred to mine development costs once the work completed to date supports the future development of the property and such development receives appropriate approval.

Identification of resources — Costs incurred in converting inferred resources to indicated and measured resources (of which reserves are a component) are capitalised as incurred. Costs incurred in identifying inferred resources are expensed as incurred.

e)              Determination of ore reserves and resources

The Company estimates its ore reserves and mineral resources based on information compiled by internal competent persons. Reports to support these estimates are prepared each year. It is the Company’s policy to have the report audited by a Competent Person.

Reserves and resources are used in the units of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

f)               Intangible assets

Right to use energy of transmission line

Transmission line costs represent the investment made by the Company during the period of its use. This is an asset with a finite useful life equal to that of the mine to which it relates and that is amortised applying the units of production method for the mine.

Other intangible assets

Other intangible assets are primarily computer software which are capitalised at cost and are amortised on a straight-line basis over their useful life of three years .

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

g)              Impairment of non-financial assets

The carrying amounts of property, plant and equipment and evaluation and exploration assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash-generating unit level.

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment.

If the carrying amount of an asset or its cash-generating unit exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. Impairment losses are recognised in the income statement.

Calculation of recoverable amount

The recoverable amount of assets is the greater of their value in use and fair value less costs to sell. Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash-generating unit are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company considers the mine site as a generating unit.

Reversal of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

h)             Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined using the weighted average method. The cost of work in progress and finished goods (ore inventories) is based on the cost of production.

For this purpose, the costs of production include:

•     costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

•     depreciation of property, plant and equipment used in the extraction and processing of ore; and

•     related production overheads (based on normal operating capacity).

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

i)                 Financial instruments

Financial assets and liabilities are recognised when the Company becomes party to the contracts that give rise to them and are classified as loans or borrowings, receivables, payables, held to maturity investments, financial instruments fair valued through profit and loss, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. When financial assets and liabilities are recognised initially, they are measured at fair value, being the transaction price plus, in the case of financial assets not at fair value through profit or loss and borrowings, directly attributable transaction costs. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if it is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required. All regular way purchases and sales of financial assets are recognised on the trade date, being the date that the Company commits to purchase or sell the asset. Regular way transactions require delivery and receipt of assets within the timeframe generally established by regulation or convention in the marketplace.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

The subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit and loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Gains or losses on financial assets held for trading are recognised in the income statement.

The Company has not designated any financial assets upon initial recognition as fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortised cost using the effective interest method if the time value of money is significant. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortised cost using the effective interest method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs. The Company did not have any held-to-maturity investments during the year ended 31 December 2013.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss. After initial recognition, available-for-sale financial assets are measured at fair value with unrealised gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Impairment of financial assets

The Company assesses at each statement of financial position date whether a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced, through the use of an allowance account.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognised when they are assessed as irrecoverable.

Available-for-sale financial assets

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost, where ‘significant’ is estimated to be around 30% of the original cost of the investment and ‘prolonged’ is more than 12 months. In addition, the Company analyses any case taking into account the portfolio of projects of the investee, the key technical personnel and the viability of the investee to finance its projects. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.

The subsequent measurement of financial liability depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held-for-trading are recognised in the income statement.

The Company has not designated any financial liabilities upon initial recognition as fair value through profit or loss.

Loans and borrowings

Borrowings are recognised initially at fair value. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Derecognition of financial instruments

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•     the rights to receive cash flows from the asset have expired; or

•     the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third-party under a ‘pass-through’ arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset; or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognised to the extent of the Company’s continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

A financial liability is generally derecognised when the contract that gives rise to it is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, such that the difference in the respective carrying amounts together with any costs or fees incurred are recognised in profit or loss.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

j)                Offsetting of financial instruments

Financial assets and financial liabilities are offset with the net amount reported in the statement of financial position only if there is a current enforceable legal right to offset the recognised amounts and an intent to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

k)             Fair value measurement

The Company measures financial instruments, such as, derivatives at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortised cost.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•     In the principal market for the asset or liability, or

•     In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•     Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•     Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•     Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Company determines the policies and procedures for both recurring fair value measurement measurement and unquoted AFS financial assets, and for non-recurring measurement.

At each reporting date, the Company analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

l)                 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement. The depreciation policy for leased assets is consistent with that for similar assets owned.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

m)         Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Mine closure cost

Provisions for mine closure costs are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalised and is depreciated over future production from the mine to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Workers’ profit sharing and other employee benefits

The Company has no pension or retirement benefit schemes.

Other

Other provisions are accounted for when the Company has a legal or constructive obligation for which it is probable there will be an outflow of resources for which the amount can be reliably estimated.

n)             Share-based payments

Cash-settled transactions

The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The fair value of the awards is taken to be the market value of the shares at the date of award adjusted by a factor for anticipated relative Total Shareholder Return (‘TSR’) performance. Fair values are subsequently remeasured at each accounting date to reflect the number of awards expected to vest based on the current and anticipated TSR performance.

Uncertainties in estimating the award include potential changes in the TSR, the number of participants in the plan, and levels of interest rates.

o)             Finance income and costs

Finance income and costs comprise interest expense on borrowings, the accumulation of interest on provisions, interest income on funds invested, gains and losses from the change in fair value of derivative instruments.

Interest income is recognised as it accrues, taking into account the effective yield on the asset.

p)             Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

q)             Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purposes of the statement of financial position, cash and cash equivalents comprise cash on hand and deposits held with banks that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. Liquidity funds are classified as cash equivalents if the amount of cash that will be received is known at the time of the initial investment and the risk of changes in value is considered insignificant.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

r)                Significant accounting judgements, estimates and assumptions

The preparation of the Company´s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reportingdate, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Significant areas of estimation uncertainty and critical judgements made by management in preparing the financial statements include:

Significant estimates:

•     Determination of useful lives of assets for depreciation and amortisation purposes — note 2.1(c), (d) and (f).

Estimates are required to be made by management as to the useful lives of assets. For depreciation calculated under the unit-of-production method, estimated recoverable reserves and resources are used in determining the depreciation and/or amortisation of mine-specific assets. This results in a depreciation/amortisation charge proportional to the depletion of the anticipated remaining life-of-mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes are accounted for prospectively.

•     Determination of ore reserves and resources — note 2.1(e).

There are numerous uncertainties inherent in estimating ore reserves. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

•    Review of asset carrying values and impairment charges — notes 2.1(c), (d), (f) and notes 11, 12  and 13.

The assessment of asset carrying values requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment and equipment and evaluation and exploration assets and intangibles assets.

•     Estimation of the amount and timing of mine closure costs .

•     The Company assesses its mine closure cost provision annually. Significant estimates and assumptions are made in determining the provision for mine closure cost as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, mine life and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the balance sheet date represents management’s best estimate of the present value of the future closure costs required. Changes to estimated future costs are recognised in the balance sheet by adjusting the mine closure cost liability and the related asset originally recognised

Judgements:

•     Determination of functional currency

The determination of functional currency requires management judgement, particularly where there may be several currencies in which transactions are undertaken and which impact the economic environment in which the entity operates.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

•     Income tax — notes 2.1(b), 22 and 26.

Judgement is required in determining whether deferred tax assets are recognised on the balance sheet. Deferred tax assets, including those arising from un-utilised tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilise recognised deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

•    Recognition of evaluation and exploration assets and transfer to development costs — note 2.1(d).

Judgement is required in determining when the future economic benefit of a project can reasonably be regarded as assured, at which point evaluation and exploration expenses are capitalised. This includes the assessment of whether there is sufficient evidence of the probability of the existence of economically recoverable minerals to justify the commencement of capitalisation of costs; the timing of the end of the exploration phase and the start of the development phase and the commencement of the production phase. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when the Board authorises management to conduct a feasibility study, mine-site exploration is being conducted to convert resources to reserves or mine-site exploration is being conducted to confirm resources, all of which are based on supporting geological information.

2.2       Standards, interpretations and amendments to existing standards that are not yet effective

Certain new standards, amendments and interpretations that are issued but not yet effective up to the date of issuance fo the Company´s financial statements are disclosed below. The Company inteds to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011 and November 2013, moved the mandatory effective date to 1 January 2018.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 may have an effect on the classification and measurement of the Company’s financial assets but it will not have an impact on classification and measurement of the Company’s financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014, with early application permitted. The adoption of IFRIC 21 may have an impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax under IAS 12. However, the Company is still assessing the impact of the Interpretation on the Company’s financial statements.

IAS 36 ‘Impairment of Assets’ — recoverable amount disclosures

The amendment to the standard was issued in May 2013 and becomes effective for financial years beginning on or after 1 January 2014. The amendment removes the requirement to disclose recoverable amounts when there has been no impairment or reversal of impairment. Further to that, the disclosure requirements have been aligned with those under US GAAP for impaired assets. The Company does not intend to take advantage.

2.3       Fist-time adoption of IFRS

These financial statements for the year ended 31 December 2013 are the first the Company has prepared in accordance with IFRS. Until the year ended 31 December 2012, the Company has not prepared financial statements in accordance with IFRS.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after 31 December 2013, together with the comparative period data as at and for the year ended 31 December 2012. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at 1 January 2012.

The Company has elected the provision set in IFRS 1D.16 (a) since it become a first-time adopter later than its parent. Therefore, the Company has measured its assets and liabilities at the carrying amounts that were included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS. This note explains the main adjustments made by the Company in restating its Argentine GAAP financial statements, including the statement of financial position as at 1 January 2012 and the financial statements as at and for the year ended 31 December 2012.

Reconciliation of equity as at 1 January 2012

Argentine GAAP line items	Note	Argentine GAAP US$000	Reclassifications US$000	Remeasurements US$000	IFRS US$000	IFRS line items
ASSETS
Cash on hand and in bank		19,881	32,396	—	52,277	Cash and cash equivalents
Investments		32,376	(32,396)	—	—
Trade receivables		28,320	25,597	21	53,938	Trade and other receivables
Other receivables		21,436	(21,436)	—	—
Inventories	A	5,220	20,043	1,280	26,543	Inventories
Materials		20,043	(20,043)	—	—
Total current assets		127,276	4,161	1,301	132,758	Total current assets
Other receivables		6,770	—	—	6,770	Trade and other receivables
Property, plant & equipment	A	145,904	22,591	37,400	205,895	Property, plant & equipment
Intangible assets, net	A	42,701	(31,453)	5,432	16,680	Intangible assets
	A	—	8,862	1,204	10,066	Evaluation and exploration assets
Total non-current assets		195,375	—	44,036	239,411	Total non-current assets
TOTAL ASSETS		322,651	4,161	45,337	372,169	TOTAL ASSETS
LIABILITIES
Accounts payable		23,116	38,655	—	61,771	Trade and other payables
		—	4,161	—	4,161	Other financial liabilities
Payroll and social security taxes		11,520	(11,520)	—	—
Taxes payable		6,730	(6,730)	—	—
Other liabilities		882	(882)	—	—
Borrowings		38,692	(192)	—	38,500	Borrowings
Dividends payable		19,331	(19,331)	—	—
Total current liabilities		100,271	4,161	—	104,432	Total current liabilities
Payroll and social security taxes		686	(686)	—	—
Other liabilities		45,261	(45,261)	—	—
Reserves		941	(941)	—	—
		—	12,478	—	12,478	Provisions
	B	—	34,410	16,218	50,628	Deferred income tax liabilities
Total non-current liabilities		46,888	—	16,218	63,106	Total non-current liabilities
Total liabilities		147,159	4,161	16,218	167,538	TOTAL LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock		110,132	—	—	110,132	Equity share capital
Other reserves		1,976	(1,976)	—	—	Other reserves
Currency Translation Adjustment		(32,686)	348	36,999	4,661	Other reserves
Retained earnings		96,070	1,648	(7,880)	89,838	Retained earnings
Total shareholders’ equity		175,492	20	29,119	204,631	Total shareholders’ equity
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		322,651	4,181	45,337	372,169	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Reconciliation of equity as at 31 December 2012

		Argentine
		GAAP	Reclassifications	Remeasurements	IFRS	IFRS
Argentine GAAP line items	Note	US$000	US$000	US$000	US$000	Line items
		(In U.S. dollar)	(In U.S. dollar)	(In U.S. dollar)	(In U.S. dollar)
ASSETS
Cash on hand and in bank		17,485	6,025	—	23,510	Cash and cash equivalents
Investments		6,233	(6,233)	—	—
		—	208	(59)	149	Other financial assets
Trade receivables		38,677	34,051	—	72,728	Trade and other receivables
Other receivables		29,968	(29,968)	—	—
Inventories	A	13,382	14,322	2,770	30,474	Inventories
Materials		14,322	(14,322)	—	—
Total current assets		120,067	4,083	2,711	126,861	Total current assets
Other receivables		6,478	—	—	6,478	Trade and other receivables
Property, plant & equipment	A	155,115	12,625	55,575	223,315	Property, plant & equipment
Intangible assets, net	A	35,672	(25,299)	4,853	15,226	Intangible assets
	A	—	12,674	1,642	14,316	Evaluation and exploration assets
Total non-current assets		197,265	—	62,070	259,335	Total non-current assets
TOTAL ASSETS		317,332	4,083	64,781	386,196	TOTAL ASSETS
LIABILITIES
Accounts payable		17,323	44,828	—	62,151	Trade and other payables
		—	3,427	—	3,427	Other financial liabilities
		—	811	—	811	Provisions
Payroll and social security taxes		13,338	(13,338)	—	—
Taxes payable		27,228	(27,228)	—	—
Dividends payable		4,446	(4,446)	—	—
Total current liabilities		62,335	4,054	—	66,389	Total current liabilities
Payroll and social security taxes		825	(825)	—	—
Other liabilities		49,797	(49,797)	—	—
Reserves		1,625	(1,625)	—	—
		—	17,880	—	17,880	Provisions
	B	—	34,367	22,807	57,174	Deferred income tax liabilities
Total non-current liabilities		52,247	—	22,807	75,054	Total non-current liabilities
Total liabilities		114,582	4,054	22,807	141,443	TOTAL LIABILITIES
SHAREHOLDERS’ EQUITY
Capital stock		110,132	—	—	110,132	Equity share capital
Other reserves		65,395	(65,395)	—	—	Other reserves
Currency Translation Adjustment		(48,051)	65,424	50,707	68,080	Other reserves
Retained earnings		75,274	—	(8,733)	66,541	Retained earnings
Total shareholders’ equity		202,750	29	41,974	244,753	Total shareholders’ equity
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		317,332	4,083	64,781	386,196	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Reconciliation of total comprenhensive income for the year ended 31 December 2012

		Argentine
		GAAP	Reclassifications	Remeasurements	IFRS	IFRS
	Note	US$000	US$000	US$000	US$000	Line items
		(In U.S. dollar)	(In U.S. dollar)	(In U.S. dollar)	(In U.S. dollar)
Sales		310,382	—	—	310,382	Revenue
Costs of Sales	D	(142,811)	—	(7,100)	(149,911)	Costs of Sales
Gross profit		167,571	—	(7,100)	160,471	Gross profit
Exploration expenses		(6,623)	—	41	(6,582)	Exploration expenses
Administrative expenses		(10,934)	—	148	(10,786)	Administrative expenses
Selling expenses		(33,407)	—	(50)	(33,457)	Selling expenses
Financial expenses and holding losses, net	C	(5,466)	2,683	(131)	(2,914)	Finance income and Finance costs
Other income (expenses), net	F	1,430	(2,449)	(634)	(1,653)	Other income and other expenses
Foreign exchange gain (loss)	C	—	(234)	(425)	(659)	Foreign exchange loss
Income before income tax		112,571	—	(8,151)	104,420	Profit before income tax
Income tax	E	(37,438)	—	(581)	(38,019)	Income tax (expense)
Net income		75,133	—	(8,732)	66,401	Total comprehensive (loss) /income for the year

Notes to the reconciliation of equity as at 1 January 2012 and 31 December 2012 and total comprenhensive income for the year ended 31 December 2012

Reconciliation of equity as of 1 January 2012 and 31 December 2012

A)           Effect of applying the functional and reporting currencies

Under Argentine GAAP, financial statements are stated in Argentine pesos (reporting currency). Consequently, they have been translated into presentation currency (US dollar) in accordance with the criteria set out in IAS 21. According to to IAS 21 assets and liabilities are translated into the presentation currency at the closing rate prevailing on the reporting date, income and expenses are translated at exchange rates prevailing on the date of the transactions (or, for practical reasons, when exchange rates do not fluctuate significantly, at the average exchange rates for each month), and all resulting exchange differences are recognized in other comprehensive income.

Under IFRS, companies must define their functional currency, which may be different from the reporting currency, in accordance with the criteria established by International Accounting Standard (IAS) No. 21, “The Effects of Changes in the Foreign Exchange Rates”. Based on such regulation, Management has defined the US dollar as the functional currency.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Until the year 2007, the functional currency was the Argentine pesos. Then, after the commencement of production, management defined US dollar as the functional currency.

Therefore, equity as of 1 January 2012 and 31 December 2012, prepared under Argentine GAAP has been translated in US dollars in accordance with the procedure established in IAS 21 and IFRS 1, in an aim to produce the accounting information as if the functional currency had been used. Under the established procedure,monetary assets and liabilities are translated at the foreign exchange rate effective at year-end. Non-monetary items that are measured in terms of historical cost, as well as profit (loss), are translated using the exchange rates effective as of the transaction dates. Profit (loss) arising from the translation of monetary assets and liabilities stated in currencies other than the US dollar are recognized in profit (loss) in the period in which they arise.

I.                                        Based on the abovementioned methodology, the Company measured its property plant and equipment (PP&E), intangible assets and evaluation and exploration assets using the functional currency. As a result of such valuation, PP&E, intangible assets and evaluation and exploration assets have increased by US$44,036 and US$62,070 as of 1 January 2012 and 31 December 2012, respectively.

II.                                   In addition, the adjustment affecting the value of PP&E as mentioned, also affected the valuation of inventories. In accordance with the methodology established by the Company for valuing inventories, the depreciation of PP&E is included in their cost. Considering the fact that such depreciation has been affected by the abovementioned adjustment in the value of PP&E, the value of inventories increased by US$1,280 and US$2,770 as of 1 January and 31 December 2012, respectively.

B)           Income tax effect

Related to the income tax effect arising from the valuation differences mentioned in sections A.I and A.II above. Under Argentine GAAP, temporary differences between the book and tax-purpose valuation of assets and liabilities will give rise to the recognition of deferred assets or liabilities.

Under IFRS, as established by IAS 12, “Income tax”, a deferred asset or liability arises whenever there is income tax to be recovered or paid in future periods related to deductible or taxable temporary differences, that is, when there is a difference between the book value of an asset or liability in the statement of financial position and its tax base.  Taxable temporary differences are defined as the temporary differences that will result in taxable amounts in determining taxable profit (tax loss) of future periods when the book value of the asset or liability is recovered or settled; and deductible temporary differences are defined as those that will result in amounts that are deductible in determining taxable profit (tax loss) of future periods when the book value of the asset or liability is recovered or settled. The effect of applying the effective tax rate on the difference between the tax valuation of PP&E, intangible assets and evaluation and exploration assets and the book value under IFRS, valued using the functional currency, with the values thereof under Argentine GAAP, and the result of the adjustment in the valuation of inventories as the consequence of the difference between the book value under IFRS and the tax value of such assets, decreased equity by US$16,218 and US$22,807 million as of 1 January 2012 and 31 December 2012, respectively.

Reconciliation of profit for the year as of 31 December 2012

C)           Foreign exchange differences

Related to the elimination of foreign exchange differences arising from the application of Argentine GAAP in connection with items stated in currencies other than the Argentine peso, and the recognition of profit (loss) arising from the measurement in US dollars of monetary assets and liabilities of items stated in currencies other than the US dollar by application of the concept of functional currency as mentioned.

D)           PP&E depreciation and amortization of intangible assets and evaluation and exploration assets

Related to the difference in the amount charged to profit (loss) of depreciation and amortization for the year arising from the valuation of PP&E, intangible assets and evaluation and exploration assets, respectively, by applying the concept of functional currency described above.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

E)           Income tax effect

Related to the income tax effect under IAS 12.

F)            Other expense

Under Argentine GAAP Supplies obsolescence is no longer included in Financial expenses and holding losses, net and is instead classified as other expenses.

The initial application of IFRS has not significantly affected the cash flows.

3 Revenue

	Year ended 31 December
	2013 US$000	2012 US$000
Gold (from dore bars)	46,725	54,650
Silver (from dore bars)	50,869	67,503
Gold (from concentrate)	72,211	107,061
Silver (from concentrate)	70,917	81,168
Total	240,722	310,382

Included within revenue is a gain of US$2,093 relating to provisional pricing adjustments representing the change in the fair value of embedded derivatives (2012: gain of US$734) arising on sales of concentrates and dore (refer to note 2.1(a) and footnote 1 of note 16).

4 Cost of sales

	Year ended 31 December
	2013 US$000	2012 US$000
Depreciation and amortisation	51,173	51,978
Personnel expenses	46,221	46,479
Mining royalty (note 27)	6,509	6,448
Supplies	26,932	23,118
Third-party services	31,175	28,056
Others	9,516	2,706
Change in products in process and finished goods	(1,615)	(8,874)
Total	169,911	149,911

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

5 Administrative expenses

	Year ended 31 December
	2013 US$000	2012 US$000
Personnel expenses	3,159	4,020
Professional fees	889	915
Social and community welfare expenses(1)	486	292
Travel expenses	450	741
Communications	131	143
Indirect taxes	1,682	1,767
Depreciation and amortisation	108	102
Supplies	41	50
Other	2,184	2,756
Total	9,130	10,786

(1)         Represents amounts expended by the Company on social and community welfare activities surrounding its mining units.

6 Exploration expenses

	Year ended 31 December
	2013 US$000	2012 US$000
Mine site exploration(1)
Third-party services	1,647	5,302
Personnel	901	713
Others	147	567
Total	2,695	6,582

(1)         Mine-site exploration is performed with the purpose of identifying potential minerals within an existing mine-site, with the goal of maintaining or extending the mine’s life.

7 Selling expenses

	Year ended 31 December
	2013 US$000	2012 US$000
Transportation of dore, concentrate and maritime freight	4,054	4,158
Sales commissions	499	971
Warehouse services	3,000	3,225
Taxes	16,596	23,323
Other	1,751	1,780
Total	25,900	33,457

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

8 Personnel expenses

	Year ended 31 December
	2013 US$000	2012 US$000
Salaries and wages	54,539	51,348
Other legal contributions	11,057	9,973
Statutory holiday payments	2,899	2,727
Long Term Incentive Plan	(664)	930
Termination benefits	2,734	814
Other	375	1,067
Total	70,940	66,859

Average number of employees for 2013 and 2012 were as follows:

	2013	2012
Average number of employees	1,214	1,206
Total	1,214	1,206

9 Other income and other expenses

	Year ended 31 December
	2013 US$000	2012 US$000
Other income
Export refunds	1,575	2,391
Other	105	256
Total	1,680	2,647

Other expenses
VAT write-off	2,203	—
Taxes	2,453	—
Supplies obsolesce	1,488	3,051
Other	2,409	1,249
Total	8,553	4,300

10 Finance income and finance costs

	Year ended 31 December
	2013 US$000	2012 US$000
Finance income
Interest on deposits and liquidity funds	1,208	119
Other	58	37
Total	1,266	156

Finance costs
Interest on bank loans (note 19)	2,868	1,471
Interest expense
Unwind of discount rate	1,138	702
Loss from changes in the fair value of financial assets	219	269
Other	1,229	628
Total	5,454	3,070

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

11 Property, plant and equipment

	Mining properties and development costs US$000	Land and buildings US$000	Plant and equipment US$000	Vehicles US$000	Mine closure asset US$000	Construction in progress and capital advances US$000	Total US$000
Year ended 31 December 2013
Cost
At 1 January 2013	195,307	105,159	73,573	3,038	13,811	12,256	403,144
Additions	33,020	297	13,866	118	—	8,534	55,835
Change in discount rate	—	—	—	—	(1,182)	—	(1,182)
Disposals	—	(172)	(3,286)	(70)	—	—	(3,528)
Change in mine closure estimate	—	—	—	—	5,666	—	5,666
Transfers and other movements	—	7,079	(1,028)	550		(6,601)	—
Transfers from evaluation and exploration assets	2,148	—	—	—	—	—	2,148
At 31 December 2013	230,475	112,363	83,125	3,636	18,295	14,189	462,083
Accumulated depreciation and impairment
At 1 January 2013	114,028	33,318	28,670	1,295	2,518	—	179,829
Depreciation for the year(1)	36,694	6,799	8,010	350	918	—	52,771
Disposals	—	(38)	(2,935)	(31)	—	—	(3,004)
Impairment(2)	21,173	9,552	5,873	224	1,369	723	38,914
Transfers from evaluation and exploration assets	269	—	—	—	—	—	269
At 31 December 2013	172,164	49,631	39,618	1,838	4,805	723	268,779
Net book amount at 31 December 2013	58,311	62,732	43,507	1,798	13,490	13,466	193,304

(1)         The depreciation for the period is included in cost of sales and administrative expenses in the income statement.

(2)         The impairment charge arose primarily as a result of decreases in the prices of silver and gold and were determined using the fair value less cost to dispose (FVLCD) methodology. FVLCD was determined using a discounted cash flow model to estimate the amount that would be paid by a willing third party in an arm’s length transaction. Any variation in the key assumptions would either result in further impairment or a reduction of the impairment. See note 30.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

11 Property, plant and equipment (continued)

	Mining properties and development costs US$000	Land and buildings US$000	Plant and equipment US$000	Vehicles US$000	Mine closure asset US$000	Construction in progress and capital advances US$000	Total US$000
Year ended 31 December 2012
Cost
At 1 January 2012	149,137	96,275	60,708	2,772	9,326	15,272	333,490
Additions	42,264	168	8,699	53	—	12,291	63,475
Change in discount rate	—	—	—	—	1,301	—	1,301
Disposals	—	(84)	(1,831)	(181)	—	—	(2,096)
Write-offs	—	—	—	—	—	239	239
Change in mine closure estimate	—	—	—	—	3,184	—	3,184
Transfers and other movements	280	8,800	5,997	394	—	(15,546)	(75)
Transfers from evaluation and exploration assets	3,626	—	—	—	—	—	3,626
At 31 December 2012	195,307	105,159	73,573	3,038	13,811	12,256	403,144
Accumulated depreciation and impairment
At 1 January 2012	78,715	26,175	19,870	976	1,859	—	127,595
Depreciation for the year	35,313	7,205	10,227	398	659	—	53,802
Disposals	—	(62)	(1,427)	(79)	—	—	(1,568)
At 31 December 2012	114,028	33,318	28,670	1,295	2,518	—	179,829
Net book amount at 31 December 2012	81,279	71,841	44,903	1,743	11,293	12,256	223,315

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

12 Evaluation and exploration assets

Total US$000
Cost
Balance at 1 January 2012	10,066
Additions	7,876
Transfers from/to property, plant and equipment	(3,626)
Balance at 31 December 2012	14,316
Additions	682
Transfers from/(to) property plant and equipment	(2,148)
Balance at 31 December 2013	12,850
Accumulated impairment
Balance at 1 January 2012	—
Balance at 31 December 2012	—
Impairment(1)	1,878
Transfers from property, plant and equipment	(269)
Balance at 31 December 2013	1,609
Net book value as at 31 December 2012	14,316
Net book value as at 31 December 2013	11,241

(1)         The impairment charge arose primarily as a result of decreases in the prices of silver and gold and were determined using the fair value less cost to dispose (FVLCD) methodology. FVLCD was determined using a discounted cash flow model to estimate the amount that would be paid by a willing third party in an arm’s length transaction. Any variation in the key assumptions would either result in further impairment or a reduction of the impairment. See note 30.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

13 Intangible assets

	Transmission line(1) US$000	Software licences US$000	Total US$000
Cost
Balance at 1 January 2012	22,157	603	22,760
Additions	—	1	1
Transfer	—	75	75
Balance at 31 December 2012	22,157	679	22,836
Additions	—	—	—
Transfer	—	12	12
Balance at 31 December 2013	22,157	691	22,848
Accumulated amortisation
Balance at 1 January 2012	5,687	393	6,080
Amortisation for the year(2)	1,453	77	1,530
Balance at 31 December 2012	7,140	470	7,610
Amortisation for the year(2)	1,213	86	1,299
Impairment of the period(3)	1,838	28	1,866
Balance at 31 December 2013	10,191	584	10,775
Net book value as at 31 December 2012	15,017	209	15,226
Net book value as at 31 December 2013	11,966	107	12,073

(1)         The transmission line is amortised using the units of production method. At 31 December 2013 the remaining amortisation period is 10 years.

(2)         The amortisation for the period is included in cost of sales and administrative expenses in the income statement.

(3)         The impairment charge arose primarily as a result of decreases in the prices of silver and gold and were determined using the fair value less cost to dispose (FVLCD) methodology. FVLCD was determined using a discounted cash flow model to estimate the amount that would be paid by a willing third party in an arm’s length transaction. Any variation in the key assumptions would either result in further impairment or a reduction of the impairment. See note 30.

14 Trade and other receivables

	As at 31 December				As at 1 January
	2013		2012		2012
	Non-
	current US$000	Current US$000	Non-current US$000	Current US$000	Non-current US$000	Current US$000
Trade receivables (note 29.c)	—	42,770	—	42,133	—	32,521
Advances to suppliers	—	1,182	—	4,011	—	1,563
Credit due from exports	5,776	—	5,609	2,578	5,413	964
Receivables from related parties (note 24.a)	—	110	—	21	—	40
Loans to employees	13	162	142	113	82	100
Export duties paid in excess	2,000	—	292	—	—	—
Other	620	1,764	435	899	547	884
Prepaid expenses	—	1,288	—	4,237	—	2,279
Value Added Tax (VAT)(1)	929	16,878	—	18,736	728	15,587
Total	9,338	64,154	6,478	72,728	6,770	53,938

The fair values of trade and other receivables approximate their book value.

(1)         The VAT is valued at its recoverable amount.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

15 Inventories

	As at 31 December		As at 1 January
	2013 US$000	2012 US$000	2012 US$000
Finished goods	5,141	3,056	815
Products in process	10,738	11,208	4,574
Supplies and spare parts	19,572	19,826	22,229
Provision for obsolescence of supplies	(4,376)	(3,616)	(1,075)
Total	31,075	30,474	26,543

Finished goods include dore and concentrate. Dore is an alloy containing a variable mixture of silver, gold and minor impurities delivered in bar form to refiners. Concentrate is a product containing sulphides with a variable content of base and precious metals and is sold to smelters.

As part of the Company’s short-term financing policies, it acquires pre-shipment loans which are guaranteed by the sales contracts.

The amount of expense recognised in profit and loss related to the consumption of inventory of supplies, spare parts and raw materials is US$31,505 (2012: US$28,160).

Movements in the provision for obsolescence comprise an increase in the provision of US$1,487 (2012: US$3,052) and the reversal of US$727 (2012: US$443) relating to the sale of supplies and spare parts.

The amount of income relating to the reversal of the inventory provision is US$Nil (2012: US$ 68).

16 Other financial assets and liabilities

	As at 31 December		As at 1 January
	2013 US$000	2012 US$000	2012 US$000
Other financial assets
Bonds	—	149	—
Total financial assets at fair value through profit or loss	—	149	—

Other financial liabilities
Embedded derivatives(1)	1,334	3,427	4,161
Total financial liabilities at fair value through profit or loss	1,334	3,427	4,161

(1)    Sales of concentrate and certain gold and silver volumes are provisionally priced at the time the sale is recorded. The price is then adjusted after an agreed period of time (usually linked to the length of time it takes for the smelter to refine and sell the concentrate or for the refiner to process the dore into gold and silver), with the Company either paying or receiving the difference between the provisional price and the final price. This price exposure is considered to be an embedded derivative in accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’. The gain or loss that arises on the fair value of the embedded derivative is recorded in ‘Revenue’ (refer to note 3).

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

17 Cash and cash equivalents

	As at 31 December		As at 1 January
	2013 US$000	2012 US$000	2012 US$000
Cash at bank	13,453	17,482	19,900
Current demand deposit accounts(1)	3,201	—	—
Time deposits(2)	11,449	6,028	32,377
Cash and cash equivalents considered for the statement of cash flows(3)	28,103	23,510	52,277

The fair value of cash and cash equivalents approximates their book value.

(1)    Relates to bank accounts which are freely available and bear interest.

(2)    These deposits have an average maturity of 30 days (2012: Average of 30 days) (refer to note 29).

(3)    Funds deposited in Argentinean institutions are effectively restricted for transfer to other countries and are invested locally. Included within cash and cash equivalents at 31 December 2013 is US$27,379 (2012: US$17,485).

18 Trade and other payables

	As at 31 December				As at 1 January
	2013		2012		2012
	Non- current US$000	Current US$000	Non- current US$000	Current US$000	Non- current US$000	Current US$000
Trade payables(1)	—	13,717	—	16,020	—	21,673
Salaries and wages payable(2)	—	10,888	—	11,025	—	11,200
Dividends payable (note 24 a)	—	9,201	—	4,446	—	19,331
Taxes and contributions	127	4,565	—	28,553	—	6,560
Guarantee deposits	—	30	—	30	—	—
Mining royalty (note 27)	—	451	—	795	—	496
Accounts payable to related parties (note 24 a)	—	742	—	1,272	—	1,433
Other	—	1,630	—	10	—	1,078
Total	127	41,224	—	62,151	—	61,771

The fair value of trade and other payables approximate their book values.

(1)         Trade payables relate mainly to the acquisition of materials, supplies and contractors’ services. These payables do not accrue interest and no guarantees have been granted.

(2)         Salaries and wages payable were as follows:

	As at December		As at January
	2013 US$000	2012 US$000	2012 US$000
Remuneration payable	10,472	11,025	11,200
Executive Long Term Incentive Plan	416	—	—
Total	10,888	11,025	11,200

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

19 Borrowings

	As at 31 December						As at 1 January
	2013			2012			2012
	Effective interest rate	Non- current US$000	Current US$000	Effective interest rate	Non- current US$000	Current US$000	Effective interest rate	Non- current US$000	Current US$000
Pre-shipment loans (note 15)	23%	—	24,122	—	—	—	15%	—	38,500
Total		—	24,122	—	—	—	—	—	38,500

20 Provisions

	Provision for mine closure(1) US$000	Long Term Incentive Plan(2) US$000	Other US$000	Total US$000
At 1 January 2012	10,850	686	942	12,478
Additions	877	950	683	2,510
Accretion	95	—	—	95
Change in discount rate	1,301	—	—	1,301
Change in estimates(3)	2,307	—	—	2,307
At 31 December 2012	15,430	1,636	1,625	18,691
Less current portion	—	811	—	811
Non-current portion	15,430	825	1,625	17,880
At 1 January 2013	15,430	1,636	1,625	18,691
Additions	—	—	307	307
Accretion	93	—	—	93
Change in discount rate	(1,182)	—	—	(1,182)
Change in estimates	5,665	(1,509)	—	4,156
At 31 December 2013	20,006	127	1,932	22,065
Less current portion	—	—	—	—
Non-current portion	20,006	127	1,932	22,065

(1)         The provision represents the discounted values of the estimated cost to decommission and rehabilitate the mine at the expected date of closure for the mine. The present value of the provision has been calculated using a real pre-tax annual discount rate, based on a US Treasury bond of an appropriate tenure adjusted for the impact of quantitative easing as at 31 December 2013 and 2012 respectively, and the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties on the timing for use of this provision include changes in the future that could impact the time of closing the mine, as new resources and reserves are discovered. The discount rate used is 0.56%.

(2)         Corresponds to the provision related to awards granted under the Long Term Incentive Plan to designated personnel of the Company.

(3)         Based on the 2013 and 2012 internal review of mine rehabilitation budgets.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

21 Equity

Issued share capital

The issued share capital of the Company as at 31 December 2013, 31 December 2012 and 1 January 2012 are as follows:

	Issued
Class of shares	Number	US$000
Ordinary shares	344,756,530	110,132

Cumulative translation adjustment

The cumulative translation adjustment account is used to record exchange differences araising from the translation of the financial statements for the period in which the Company had a functional currency different to the reporting currency.

22 Income tax

The major components of income tax expense for the years ended 31 December 2013 and 2012 are:

	Year ended 31 December
	2013 US$000	2012 US$000
Current income tax:
Current income tax charge	(7,143)	(31,527)
Adjustments in respect of current income tax of previuos year	(866)	54
Deferred income tax:
Relating to origination and reversal of temporary differences	6,921	(6,546)
Income tax expense	(1,088)	(38,019)

A reconciliation between tax expense and the product of accounting profit/(loss) multiplied by Company´s domestic tax rate for the years ended 31 December 2013 and 2012 is as follows:

	Year ended 31 December
	2013 US$000	2012 US$000

Accounting (loss) / profit before income tax	(23,900)	104,420
At Company´s staturory income tax rate of 35%	8,365	(36,547)
Expenses not deductible for tax purposes	(923)	(27)
Exploration expenses (double deduction)	4,246	2,481
Foreign exchange differences	(12,511)	(3,640)
Other	(265)	(286)
Income tax expense	(1,088)	(38,019)

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Deferred tax expense

Deferred income tax relates to the following:

	Statement of financial position			Income statement
	As at 31	As at 31	As at 1
	December	December	January	Year ended 31 December
	2013 US$000	2012 US$000	2012 US$000	2013 US$000	2012 US$000

PP& E, explorations and evaluation assets, and intangible assets	(55,557)	(63,228)	(55,125)	(7,671)	8,103
Inventories	(2,534)	(685)	(775)	1,849	(90)
Other assets	1,013	930	929	(83)	(1)
Other accounts payable	72	577	572	505	(5)
Abandoment and mine rehabilitation provision	5,905	4,372	2,916	(1,533)	(1,456)
Other liabilities	848	860	855	12	(5)
Deferred income tax expense (income)				(6,921)	6,546
Deferred income tax assets / (liabilities) net	(50,253)	(57,174)	(50,628)

Reflected in the statement of financial position
Deferred income tax assets	7,838	6,739	5,272
Deferred income tax liabilities	(58,091)	(63,913)	(55,900)
Deferred income tax liabilities net	(50,253)	(57,174)	(50,628)

23 Dividends paid and proposed

	Year ended 31 December
	2013 US$000	2012 US$000
Declared
Equity dividends:
Dividends for 2012	—	26,279
Dividends for 2013	9,602	—
Dividends declared	9,602	26,279
Dividends paid	4,847	41,164

On 21 April 2014,  the Shareholders´s meeting declared dividends for US$ 11,248.

24 Related-party balances and transactions

MSC is a private company, owned by Hochschild Mining Argentina Corporation S.A. (HMAC SA) with a 51% interest and Minera Andes S.A. (MASA) with a 49% interest. HMAC S.A. is and indirect wholly-owned subsidiary of Hochschild Mining Plc. and MASA is an indirect wholly-owned subsidiary of McEwen Mining Inc.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

24 Related-party balances and transactions (continued)

(a) Related-party accounts receivable and payable

The Company had the following related party balances and transactions during the years ended 31 December 2013 and 2012 and as of 1 January 2012. The related parties are companies owned or controlled by the main shareholder of the parent company or shareholders.

	Accounts receivable			Accounts payable
	As at December 2013 US$000	As at December 2012 US$000	As at 1 January 2012 US$000	As at December 2013 US$000	As at December 2012 US$000	As at 1 January 2012 US$000
Current related party balances
Compañía Minera Ares	82	—	21	456	1,164	1,334
MH Argentina S.A.	—	—	—	286	108	99
Hochschild Mining Argentina Corp.	—	—	—	4,693	2,179	9,859
Minera Andes S.A.	—	—	—	4,508	2,267	9,472
Hochschild Mining Plc.	28	21	19	—	—	—
Total	110	21	40	9,943	5,718	20,764

As at 31 December 2013, 2012 and 1 January 2012, all other accounts are, or were, non-interest bearing.

No security has been granted or guarantees given by the Company in respect of these related party balances.

	Year ended 31 December
	2013 US$000	2012 US$000
Related party transactions
Intercompany services
Compañía Minera Ares	1,197	1,064
MH Argentina S.A.	20	109
Other intercompany transactions
Compañía Minera Ares	207	—
MH Argentina S.A.	167	—
Dividends - See note 23

Transactions between the Company and these companies are on an arm’s length basis.

(b) Compensation of key management personnel of the Company

	Year ended 31 December
Compensation of key management personnel (including Directors)	2013 US$000	2012 US$000
Short-term employee benefits	467	446
Long Term Incentive Plan	(80)	139
Total compensation paid to key management personnel	387	585

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

25 Commitments

Capital commitments

As at 31 December 2013 and 2012, the future capital commitments are as follows:

	Year ended 31 December
	2013 US$000	2012 US$000
Capital commitments	6,767	11,907
Total	6,767	11,907

As at 31 December 2013 and 2012, capital commitments are related to projects, infrastructure ans sustaining and exploration activities started during the year which will be completed during subsequent months.

26 Contingencies

As at 31 December 2013, the Company had the following contingencies:

(a) Taxation

Fiscal periods remain open to review by the tax authorities for five years in Argentina, preceding the year of review. During this time the authorities have the right to raise additional tax assessments including penalties and interest. Under certain circumstances, reviews may cover longer periods.

Because a number of fiscal periods remain open to review by the tax authorities, coupled with the complexity of the Company and the transactions undertaken by it, there remains a risk that significant additional tax liabilities may arise. As at 31 December 2013, the Company had exposures totalling US$ 38,173 (2012: US$ 41,813) which are assessed as ‘possible’, rather than ‘probable’. No amounts have been provided in respect of these items.

Notwithstanding this risk, the Directors believe that management’s interpretation of the relevant legislation and assessment of taxation is appropriate and that it is probable that the Company’s tax and customs positions will be sustained in the event of a challenge by the tax authorities. Consequently, the Directors consider that they have made adequate provision for any future outflow of resources and no additional provision is required in respect of these claims or risks.

(b) Other

The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation, and based on advice of legal counsel, of applicable legislation in the countries in which the Company has operations. In certain specific transactions, however, the relevant authorities could have a different interpretation of those laws and regulations that could lead to contingencies or additional liabilities for the Company. Having consulted legal counsel, management believes that it has reasonable grounds to support its position.

The assessment of contingencies inherently involves exercise of significant judgement and estimates of the outcome of future events. Uncertainties in estimating the liability includes changes in the legal interpretation that the authorities could make in respect of the Company’s transactions.

On June 2005, the National Executive issued Decree No. 616/05 (“Decree 616”), which imposed modifications to the foreign currency exchange rate regime in Argentina in relation to foreign exchange inflows and outflows, among which, is a provision for the establishment of a nominative deposit in U.S. dollars, non-transferable and unpaid in an amount equal to 30% of the amount involved in the foreign exchange operation, which must be kept for 365 days in a local financial institution (“Deposit”). It is important to highlight that the deposit cannot be used as security or collateral for credit operations of any kind.

Although Decree 616 established exceptions to the constitution of the deposit, having delegated in the Central Bank of Argentina (the “Central Bank”) the regulation of the decree, the Central Bank established some additional exceptions to the constitution of the deposit and regulated requirements to be met for specific exceptions to the constitution of the deposit regulated in Decree 616.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Without prejudice to the fact that the principles set out in Decree 616 are a clear restriction on the free availability of foreign exchange, precisely with the exception of companies that enjoy fiscal stability and exchange rate stability in accordance with the provisions of Decree No. 753/2004, as in the case of Minera Santa Cruz S.A..

Moreover, on 26 October 2011, Decree 1722/2011 issued by the National Executive was published, under which the Company (amongst other mining companies) was within the scope of the obligation to settle in Argentina its total foreign exchange earnings from export operations. Since the issuance of said decree the Company began to comply with the foreign exchange settlement regime with regards to their export sales, the aforesaid does not imply the Company abandons the possibility of challenging Decree 1722/2011 in the future.

27 Mining royalties

In accordance with Argentinian legislation, Provinces (being the legal owners of the mineral resources) are entitled to request royalties from mine operators. For San Jose, the mining royalty was originally fixed at 1.85% of the pit-head value of the production where the final product is dore and 2.55% where the final product is mineral concentrate or precipitates. In October 2012 a new provincial law was passed, which increased the mining royalty applicable to dore and concentrate to 3% of the pit-head value. Since November 2012 Minera Santa Cruz S.A. has been paying and expensing the increased 3% royalty although it has filed an administrative claim against the new law. As at 31 December 2013, the amount payable as mining royalties amounted to US$451 (2012: US$795). The amount recorded in the income statement was US$6,509 (2012: US$6,448).

On 13 June 2013, the congress of the Province of Santa Cruz passed Law No. 3318, which created a tax on mining reserves. Accordingly, the owners of mining concessions located in the Province of Santa Cruz must pay a tax on mining reserves at a rate of 1%, calculated at the end of each year and determined according to the international price of metals at that date. This law was later regulated by the Provincial Government Decree No. 1252/2013 and by the Provincial Tax Authority Disposition No. 084/2013. According to these regulations, the tax applies only on “measured reserves” and certain deductions (related to the production cost) apply. Minera Santa Cruz S.A. (an affiliate of Hochschild Mining plc) is affected by this tax, and therefore, has been paying it. On 20 December 2013, Minera Santa Cruz S.A. filed before the Argentine Supreme Court a legal claim against the tax on mining reserves. Such legal claim challenges the legality of the tax on mining reserves arguing its unconstitutionality on the grounds that it violates the Federal Mining Policy created by national law No. 24.196. As at 31 December 2013, the amount payable as tax on mining reserves was US$1,381 recorded as ‘Trade and other payables’. The amount recorded in the income statement was US$2,453 as other expenses.

28 Investment regime for mining activity

Law No. 24,196, as amended by Law No. 25,429 establishes a regime for mining investments applicable in all provinces. In this regard, on October 21, 1993, the Province of Santa Cruz emulated this mining investment regime through Provincial Law No. 2,332. Those interested in benefitting from this regime must register with the National Mining Secretary.

The main benefits for the mining companies that carry out activities within the framework of this regime are detailed below:

Fiscal stability for a period of thirty years from the date of submission of the Feasibility Study. Fiscal stability for all taxes, to be understood as such all direct taxes and tax contributions that have as taxpayers the companies registered in the register mentioned previously, as well as rights, duties or other import or export charges.

Fiscal stability shall also apply to foreign exchange regimes and tariffs, excluding exchange rate and repayments, refunds and/or repayment of charges in connection with exports.

Tax deduction from income tax balance, from the time of submission of the application for registration authorized by Law No. 24,196, one hundred percent of the amounts invested in exploration expenditures, mineralogical and metallurgical testing, pilot plant and other work to determine the technical and economic feasibility of the projects, subject to treatment as expenses or amortizable investment, appropriate to these in accordance with income tax law.

Optional accelerated depreciation regime for income tax on capital investments made towards the execution of new mining projects and expansion of existing ones.

In this regard, annual tax depreciation shall not exceed, in each fiscal year, the amount of taxable income generated by mining activities, prior to the transfer of the relevant amortization and, if applicable, once tax losses from prior years are computed. The non-computable surplus in a given fiscal year can be attributed to the following years, considering for each the maximum limit mentioned above. The period during which tax depreciation of assets is computed may not exceed the term of their respective useful lives. The

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

existing residual value at the end of the year in which the expiration of the useful life of assets occurs, may be attributed entirely to the tax balance of that fiscal year, and the above limitation is not applicable in these cases.

Exemption from payment of import duties and any other duty, correlative levy or statistics duty, except other remuneration duties on services, corresponding to the introduction of capital goods, special equipment or component parts of such property and inputs determined by the enforcement authority that are necessary for the execution of the activities covered by this scheme.

Recovery of tax credits arising from acquisitions and imports of goods and services for the purposes of carrying out mining activities such as prospection, exploration, mineralogical studies and applied research that after twelve (12) fiscal years counted from the year in which they were computed, make up the balance of the value added tax.

Deduction of the provision for mine closure and abandonment in the determination of income tax, up to an amount equal to five percent of the operating costs of extraction and processing.

Companies registered in the regime will not see an increase in their total tax burden, considered separately in each relevant jurisdiction upon the filing of said Feasibility Study at the national, provincial and municipal levels, which adhere to Law 24,196.

Due to increases in the total tax burden, the following actions, among others, are mentioned in Law No. 25,429: the creation of new taxes, an increase in the rates, fees or amounts of existing taxes, the modification of the mechanisms or procedures determining the fiscal base for taxes, the repeal of exemptions granted and the elimination of deductions allowed.

Additionally, with regards to interest payments to foreign financial institutions and entities, included in Title V of the Income Tax Law, fiscal stability also applies to the increase in the rates, fees or amounts in effect on the date of the Feasibility Study to the alteration of rates or mechanisms for determining the estimated net gain of Argentine origin, when companies operating under the regime have agreed by contract to take charge of the respective tax.

Fiscal stability does not include: changes in the value of property, when such valuation is the basis for the determination of a tax, the extension of the validity of rules passed for a certain time, which are in effect at the time fiscal stability is obtained; expiration of exemptions, exceptions or other measures adopted for a certain time, and due to the expiry of that period; contributions towards the Single Social Security System and indirect taxes, including Value Added Tax.

These benefits (except fiscal stability), apply to mining projects of the Company as from 18 April 2002, the date on which the Secretariat of Energy and Mining of the Nation, decided to register the Company in the Register of Mining Investments (Law No. 24,196). Said registration was requested by the Company in October 2001.

On 21 November 2005 the Company submitted the Feasibility Study to the Mining Ministry, from which date it is enjoying the benefits of fiscal stability.

29 Financial risk management

The Company is exposed to a variety of risks and uncertainties which may have a financial impact on the Company and which also impact the achievement of social, economic and environmental objectives. These risks include strategic, commercial, operational and financial risks and are further categorised into risk areas to facilitate consolidated risk reporting across the Company.

The Company has made significant developments in the management of the Company’s risk environment which seeks to identify and, where appropriate, implement the controls to mitigate the impact of the Company’s significant risks.

(a) Commodity price risk

Silver and gold prices have a material impact on the Company’s results of operations. Prices are significantly affected by changes in global economic conditions and related industry cycles. Generally, producers of silver and gold are unable to influence prices directly; therefore, the Company’s profitability is ensured through the control of its cost base and the efficiency of its operations.

The Company has embedded derivatives arising from the sale of concentrate and dore which were provisionally priced at the time the sale was recorded (refer to notes 3 and 16). For these derivatives, the sensitivity of the fair value to an immediate 10% favourable or adverse change in the price of gold and silver (assuming all other variables remain constant), is as follows:

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Year	Increase/ decrease price of ounces of:	Effect on profit before tax US$000
2013	Gold +/-10%
	Silver +/-10%	-/+1,587
2012	Gold +/–10%
	Silver+/–10%	-/+226

(b) Foreign currency risk

The Company produces silver and gold which are typically priced in US dollars. A proportion of the Company’s costs are incurred in Argentinian pesos. Accordingly, the Company’s financial results may be affected by exchange rate fluctuations between the US dollar and the local currency. The long-term relationship between commodity prices and currencies in the country provides a certain degree of natural protection. The Company does not use derivative instruments to manage its foreign currency risks.

The following table demonstrates the sensitivity of financial assets and liabilities, at the reporting date, denominated in their respective currencies, to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Company’s profit before tax and the Company’s equity.

Year	Increase/ decrease in US$/other currencies’ rate	Effect on profit before tax US$000
2013
Argentinian pesos	+/–10%	–/+790
2012
Argentinian pesos	+/–10%	–/+756

(c) Credit risk

Credit risk arises from debtors’ inability to make payment of their obligations to the Company as they become due (without taking into account the fair value of any guarantee or pledged assets). The Company is primarily exposed to credit risk as a result of commercial activities and non-compliance, by counterparties, in transactions in cash which are primarily limited to cash balances deposited in banks and accounts receivable at the statement of financial position date.

Counterparty credit exposure based on commercial activities, including trade receivables, embedded derivatives and cash balances in banks as at 31 December 2013 and 31 December 2012:

Summary commercial partners — Trade receivables	As at 31 December 2013 US$000	Credit rating or % collected as at 17 June 2014	As at 31 December 2012 US$000	Credit rating or % collected as at 17 June 2014
LS Nikko	19,953	A1	10,140	A1
Consorcio Minero S.A.	5,091	100%	6,089	100%
Aurubis AG (formerly Nordeutsche Affinerie AG)	5,185	99,9%	7,050	100%
Republic Metals Corporation	4,826	100%	—	—
Teck Metals	—	—	5,879	100%
Argor Heraus S.A.	3,918	100%	12,975	100%
Glencore International AG	3,797	99,9%	—	—
	42,770		42,133

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Summary commercial partners — Embedded derivatives	As at 31 December 2013 US$000	Credit rating or % collected as at 17 June 2014	As at 31 December 2012 US$000	Credit rating or % collected as at 17 June 2014
LS Nikko	(203)	A1	(1,333)	A1
Consorcio Minero S.A.	(634)	100%	(1,168)	100%
Aurubis AG (formerly Nordeutsche Affinerie AG)	(282)	99,9%	9	100%
Republic Metals Corporation	(228)	100%	—	—
Teck Metals	—	—	(228)	100%
Argor Heraus S.A.	30	100%	(707)	100%
Glecore International AG	(17)	99,9%	—	—
	(1,334)		(3,427)

Financial counterparties	As at 31 December 2013 US$000	Credit rating(1)	As at 31 December 2012 US$000	Credit rating(1)
Citibank	3,580	A-	—	A-
Banco Bilbao Vizcaya Argentina	20,542	BBB-	—	BBB
Total	24,122		—

(1)         The long-term credit rating.

To manage the credit risk associated with commercial activities, the Company took the following steps:

•                  Active use of prepayment/advance clauses in sales contracts.

•                  Delaying delivery of title and/or requiring advance payments to reduce exposure timeframe (potential delay in sales recognition)

•                  Obtaining parent guarantees or contracting directly with parent company to shore up the credit profile of the customer
(where possible).

•                  Maintaining as diversified a portfolio of clients as possible.

To manage credit risk associated with cash balances deposited in banks, the Company took the following steps:

•                  Increasing banking relationships with large, established and well-capitalised institutions in order to secure access to credit and to diversify credit risk.

•                  Limiting exposure to financial counterparties according to Board approved limits.

•                  Investing cash in short-term, highly liquid and low risk instruments (money market accounts, term deposits, US Treasuries).

Receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.
The maximum exposure is the carrying amount as disclosed in note 14.

(d) Liquidity risk

Liquidity risk arises from the Company’s inability to obtain the funds it requires to comply with its commitments, including the inability to sell a financial asset quickly enough and at a price close to its fair value. Management constantly monitors the Company’s level of short- and medium-term liquidity, and their access to credit lines, in order to ensure appropriate financing is available for its operations. In 2013 the Company maintained uncommitted short-term bank lines for approximately US$47,750.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

The table below categorises the undiscounted cash flows of Company’s financial liabilities into relevant maturity groupings based on the remaining period as at the statement of financial position to the contractual maturity date. Interest cash flows have been calculated using the spot rate at year end.

	Less than 1 year US$000	Between 1 and 2 years US$000	Between 2 and 5 years US$000	Over 5 years US$000	Total US$000
At 31 December 2013
Trade and other payables	41,224	—	—	—	41,224
Embedded derivative liability	1,334	—	—	—	1,334
Borrowings	24,122	—	—	—	24,122
Provisions	—	127	1,932	20,006	22,065
Total	66,680	127	1,932	20,006	88,745
At 31 December 2012
Trade and other payables	62,151	—	—	—	62,151
Embedded derivative liability	3,427	—	—	—	3,427
Borrowings	—	—	—	—	—
Provisions	811	825	1,625	15,430	18,691
Total	66,389	825	1,625	15,430	84,269

(e) Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at 31 December 2013 and 2012, the Company held the following financial instruments measured at fair value:

Assets measured at fair value	31 December 2013 US$000	Level 1 US$000	Level 2 US$000	Level 3 US$000
Bonds	—	—	—	—
Liabilities measured at fair value
Embedded derivatives (note 16)	(1,334)	—	—	(1,334)

Assets measured at fair value	31 December 2012 US$000	Level 1 US$000	Level 2 US$000	Level 3 US$000
Bonds	149	—	149	—
Liabilities measured at fair value
Embedded derivatives (note 16)	(3,427)	—	—	(3,427)

During the period ending 31 December 2013 and 2012, there were no transfers between these levels.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

The reconciliation of the financial instruments categorised as level 3 is as follows:

Embedded derivatives liabilities US$000
Balance at 1 January 2012	(4,161)
Gain from the period recognised in revenue	734
Balance at 31 December 2012	(3,427)
Gain from the period recognised in revenue	2,093
Balance at 31 December 2013	(1,334)

(f) Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. Management considers as part of its capital, the financial sources of funding from shareholders and third parties. Even though the company targets to maintain low indebtedness ratios, in 2013 management decided to increase its short term debt. In addition, management reserves the right to use of short-term pre-shipment financing (financing of commercial accounts receivables and finished goods inventory).

30 Impairment of Non-financial assests

The calculation of fair value less cost of disposal is most sensitive to the following assumptions:

•     Commodity prices — Commodity prices of gold and silver are based on prices considered in the Company’s 2013 forecast (2012: 2013 budget) and external market consensus forecasts. The prices considered in the 2013 (2012) impairment tests were:

Year	2013	2014	2015	2016	2017	2018	2019	2020-2024
2013 - Gold - US$/oz	1,343.9	1,405.9	1,379.3	1,319.3	1,272.1	1,272.1	1,272.1	1,272.1
2013 - Silver - US$/oz	21.2	25.0	23.5	20.7	22.3	22.3	22.3	22.3
2012 - Gold - US$/oz	1,823.0	1,723.0	1,550.0	1,411.0	1,411.0	1,411.0	1,411.0	1,411.0
2012 - Silver - US$/oz	35.0	31.0	29.0	26.0	26.0	26.0	26.0	26.0

•     Estimation of reserves and resources — Reserves and resources are based on management’s estimates using appropriate exploration and evaluation techniques;

•    Production volumes and grades — Tonnage produced was estimated at plant capacity with 12 days of maintenance per year (2012: 12 days);

•     Capital expenditure — The cash flows for each mining unit include capital expenditures to maintain the mine and to convert resources to reserves;

•     Operating costs — Costs are based on historical information from previous years and current mining conditions;

•     Discount rates — The cash flows are discounted at real pre-tax rates that reflect the current market assessments of the time value of money and the risks specific to the cash-generating unit. These rates are based on the weighted average cost of capital. The pre-tax discount rate used in the 2013 impairment test was 23.77% (2012: 25.59%).

•     As at 31 December 2012, management believed that the following changes to the main assumptions would have caused the carrying value of the cash generating unit to equal its recoverable amount.

Assumption	2012 Variation
Gold price	(19.3)%
Silver price	(15.5)%
Reserves and resources	(109.6)%
Costs	17.7%
Discount rates	99.4%

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the year ended 31 December 2013

Cash flows used for impairment tests were based on the annual 2013 forecast. The starting point was January 2013. Individual cash flows are based on the annual 2013 forecast and an estimated set of reserves and resources as of December 2012 provided by the Exploration and Operations teams. In addition, in respect of subsequent years, the Company makes the necessary conservative adjustments to accurately reflect the nature of each operation. In the case of revenue, production figures were estimated assuming reserve grade (after extracted tonnage) and full capacity. In the case of operating expenses, all figures are based on the 2013 forecast. Future capital expenditure is based on the 2013 forecast, excluding one-off expenses and considering the Operations team’s view of developments and infrastructure, according to the estimated set of reserves and resources.

The period approved by management to project the cash flows was 10 years (2012:12 years).

31 Subsequent events

Exchange market developments in 2014 in Argentina

During January 2014 the Argentinean local currency depreciated against the US dollar, from 6.52 Argentinean Pesos per U.S. dollar as of December 31, 2013 to 8.02 Argentinean Pesos per U.S. dollar as of January 31, 2014. Had the abovementioned devaluation occurred on December 31, 2013, the reported net assets would have decreased approximately by US$ 9,697 and liabilities by US$ 10,809 recognizing a foreign exchange gain for US$ 1,112.